UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009

Commission File Number: 001-33765

AIRMEDIA GROUP INC.
17/F, Sky Plaza,
No. 46 Dongzhimenwai Street
Dongcheng District
100027, Beijing
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.
By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chief Executive Officer

Date: March 17, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding the acquisition of concession rights in Beijing and Shenzhen airports

Exhibit 99.1
AirMedia Obtains Concession Rights in Beijing and Shenzhen Airports
Company penetrates into traditional media
and strengthens leadership in digital media advertising
Beijing, China — March 13, 2009 — AirMedia Group Inc. (Nasdaq: AMCN), operator of the largest digital media network in China dedicated to air travel advertising, today announced that it recently obtained the contractual concession rights to operate various traditional advertising media in Beijing Capital International Airport and Shenzhen International Airport and digital frames in the baggage claim areas in Beijing Capital International Airport. In addition, AirMedia also renewed its concession rights contract for digital TV screens in Shenzhen International Airport.
AirMedia entered into a concession rights contract with Beijing Capital International Airport to operate traditional advertising formats including billboards, light boxes and other formats in 376 locations at Terminals 1, 2, and 3 of Beijing Capital International Airport from April 1, 2009 to March 31, 2012. AirMedia will start operating most of these 376 locations on April 1, 2009. In the same contract, AirMedia also obtains concession rights to operate digital frames in the baggage claim areas in all of the three Terminals from April 1, 2009 to March 31, 2012. Previously, AirMedia only operated digital frames in the departure areas of Terminals 2 and 3. The newly obtained concession rights will significantly enhance AirMedia’s digital frame presence in the arrival areas to meet advertisers’ strong demands for advertisements in Beijing Capital International Airport.
AirMedia also entered into a concession rights contract with Shenzhen International Airport to operate 90 light boxes in the arrival walkways of Terminals A and B of Shenzhen International Airport from April 1, 2009 to December 31, 2011. AirMedia will start operating the light boxes in most of these 90 locations on April 1, 2009.
“We are excited about the signing of these contracts as we expected in our fourth quarter 2008 earnings release. These contracts also opened a new era for AirMedia to become a one-stop operator of both digital and traditional media in the air travel advertising sector with a leading market share. We believe we are now better positioned to broaden and integrate our customer base, strengthen our pricing power and further enhance our relationships with airports and airlines,” commented Herman Guo, chairman and chief executive officer of AirMedia.
In a separate concession rights contract with Shenzhen International Airport, AirMedia also renewed its concession rights contract to continue operating digital TV screens in Shenzhen International Airport from January 1, 2009 to December 31, 2011.
Taking into account the above new concession rights contracts and some other concession rights contracts expected to be entered into, AirMedia currently expects that total concession fees for all the product lines in the second quarter of 2009 will be at least US$30.3 million.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 53 airports, including all of the 30 largest airports in China. AirMedia also has contractual concession rights to operate TV-attached digital frames ranging from 46 to 52 inches and stand-alone digital frames ranging from 63 to 82 inches in 22 major airports. In addition, AirMedia has contractual concession rights to place its programs on the routes operated by 10 airlines, including the three largest airlines in China, and the exclusive rights in mainland China to sell advertisements on Cathay Pacific Airline and Dragonair’s routes. In select major airports, AirMedia also operates traditional media platforms, such as billboards, light boxes, and mega display screens. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if our customers reduce their advertising spending due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group, Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net
Cynthia He
Brunswick Group
Tel: +86-10-6566-2256
Email: airmedia@brunswickgroup.com

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